Access Pharmaceuticals, Inc
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207


August 4, 2006

Via Edgar

Office of the Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn: Ms. Song Brandon

Re: Access Pharmaceuticals, Inc.
    Registration Statement on Form S-1 (File Number 333-135724)

Dear Ms. Brandon:

Access Pharmaceuticals, Inc. hereby acknowledges, in relation to its request for acceleration of the effective date of its pending registration statement, that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing: and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call John J. Concannon III, Esq. of Bingham McCutchen LLP at 617-951-8874 or the undersigned at 214-905-5100 with any questions or comments you might have.


ACCESS PHARMACEUTICALS, INC.
/s/ Stephen B. Thompson
-----------------------

Stephen B. Thompson
Vice President,
Chief Financial Officer,
Treasurer